* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. REDACTED PORTIONS OF THIS EXHIBIT ARE MARKED BY AN [_].


                                 XENOVA LIMITED


                                       AND


                             XENOVA RESEARCH LIMITED


                                       AND


                       CANCER RESEARCH TECHNOLOGY LIMITED




                   -------------------------------------------

                        LICENCE AND DEVELOPMENT AGREEMENT

                   -------------------------------------------







                               Anderson & Company
                              76 Wallingford Road
                                  Shillingford
                                 Oxon OX10 7EU
                           www.andersonsolicitors.com
                           --------------------------

                        DEVELOPMENT AND LICENCE AGREEMENT

THIS AGREEMENT dated 10 January 2005 is made between:

(1) XENOVA LIMITED ("Xenova") a company incorporated in England and Wales whose registered office is at 957 Buckingham Avenue, Slough, Berkshire SL1 4NL; and

(2) XENOVA RESEARCH LIMITED a company incorporated in England and Wales whose registered office is at 957 Buckingham Avenue, Slough, Berkshire SL1 4NL; and

(3) CANCER RESEARCH TECHNOLOGY LIMITED ("CRT") a company incorporated in England and Wales whose registered office is at Sardinia House, Sardinia Street, London WC2A 3NL.

RECITALS:

A. Xenova Research Limited (formerly known as Cantab Pharmaceuticals Research Limited) and Cancer Research Campaign Technology Limited (now Cancer Research Technology Limited) entered into a licence agreement dated 6 March 1996 (the "Prior Licence Agreement") in respect of certain L2 Patent Rights. The Prior Licence Agreement was terminated by Xenova Research Limited in January 2004. Under Clause 9.1.3 of the Prior Licence Agreement, CRT is entitled to request a licence from Xenova Research Limited in respect of certain intellectual property rights that may be required by CRT for the commercial exploitation of the L2 Patent Rights. Xenova Research Limited and CRT intend that the licences granted to CRT under this Agreement shall be in satisfaction of such obligations as Xenova Research Limited may have under Clause 9.1.3 of the Prior Licence Agreement.

B. Xenova Research Limited has assigned the beneficial interest in all of its right, title and interest in the Xenova Intellectual Property to Xenova, although certain Xenova Patents remain registered with Patent Offices in the name of Xenova Research Limited (or Cantab Pharmaceuticals Research Limited). Accordingly, Xenova is the beneficial owner of certain Xenova Patents, and possesses certain Xenova Know-how and Xenova Materials relating to TA-CIN, a recombinant fusion protein vaccine comprising L2/E6/E7 from HPV 16.

C. Xenova is willing to grant to CRT, and CRT is willing to accept, a licence in the Field under the Xenova Patents and to use the Xenova Know-how and Xenova Materials, all in accordance with the provisions of this Agreement.

IT IS AGREED AS FOLLOWS:

1     DEFINITIONS

In this Agreement, the following words shall have the following meanings:

AFFILIATE                  means in relation to a Party, any entity or person
                           that Controls, is Controlled by, or is under common
                           Control with that Party.

ARISING INTELLECTUAL       means any and all of the Arising Patents, Arising
PROPERTY                   Know-how and Arising Materials.

ARISING KNOW-HOW           means technical, commercial and all other information
                           generated by CRT or its Affiliates or Sub-licensees during the continuation of this Agreement which is not publicly known that relates to any of the Xenova
                           Intellectual Property or any Licensed Product, including any scientific or regulatory data, product licence applications and approvals, clinical trial licence applications and approvals, and development and marketing plans and activities.

ARISING MATERIALS          means any and all materials that may be generated or
                           developed by CRT or its Affiliates or Sub-licensees in the course of this Agreement, including any materials based on or derived from any Xenova
                           Materials.

ARISING PATENTS            means any and all patents and patent applications
                           that may be applied for or obtained in respect of any invention(s) made by CRT, its Affiliates or Sub-licensees during the continuation of this Agreement and which relate to any Xenova Intellectual
                           Property or any Licensed Product, together with any continuations, continuations in part, extensions, reissues, divisions, and any patents, supplementary protection certificates and similar rights that are based on or derive priority from the foregoing.

COMMENCEMENT DATE          means the date of execution of this Agreement by the
                           Parties.

COMMERCIALISATION          means an agreement to be entered into between CRT
AGREEMENT                  and a permitted Sub-licensee (subject to the
                           provisions of this Agreement, including Clause 2.3) as contemplated by Clause 5.1.

CONFIDENTIAL INFORMATION   means (a) all Know-How (including Arising Know-How),
                           (b) information relating to the Xenova Materials and (c) information relating to the customers, suppliers, business partners, clients, finances, business plans, technical developments and products
                           (in each case actual or prospective) of a Party which, in each case, is not publicly known and which is acquired by the other Party pursuant to this Agreement.

CONTROL means direct or indirect beneficial ownership of 50% or more of the share capital, stock or other participating interest carrying the right to vote or to distribution of profits of that entity or person, as the case may be; and "Controls" and "Controlled" shall be interpreted accordingly.

CTM means finished product lot number 0864FP of TA-CIN manufactured by Xenova and intended for use in clinical trials

DEVELOPMENT AND            means the Development and Commercialisation Plan for
                           Licensed

COMMERCIALISATION PLAN     Product summarised in the attached Schedule 4, as
                           amended from time to time by agreement in writing of the Parties.

DEVELOPMENT AND            means the report described in Clause 5.2 as amended
COMMERCIALISATION          from time to time.
REPORT

DILIGENT AND REASONABLE    means exerting such efforts and employing such
CRT EFFORTS                resources as would normally be exerted or employed
                           by a reasonable third party company of similar size to CRT for a product of similar market potential at a similar stage of its product life, when utilizing sound and reasonable scientific, business and medical practice and judgment in order to appoint a Sub-licensee in a timely manner who will undertake to develop the product in a timely manner and maximize the economic return to the Parties from its commercialisation.


DILIGENT AND REASONABLE    means exerting such efforts and employing such
SUB-LICENSEE EFFORTS       resources as would normally be exerted or employed
                           by a reasonable third party company for a product of similar market potential at a similar stage of its product life, when utilizing sound and reasonable scientific, business and medical practice and judgment in order to develop the product in a timely manner and maximize the economic return to the Parties from its commercialisation.

DIRECT COSTS               means:

                           (a)   the Xenova Internal Costs;
                           (b)   the CRT Filling Costs; and
                           (c)   costs incurred by CRT in prosecuting,
                                 maintaining, enforcing and defending and commercialising the L2 Patents and the Xenova Intellectual Property that consist of:

                                 (i)   official filing fees;
                                 (ii)  patent agent costs;

                                 (iii) travel and out-of-pocket expenses;
                                 (iv) courier charges and third party printing costs;
                                 (v)   any non-recoverable taxes or charges
                                       including value added tax which may be
                                       imposed; and
                                 (vi)  any other similar, external costs and
                                       expenses specifically associated with
                                       commercialisation of the L2 patents
                                       or/and the Xenova Intellectual Property, excluding the costs of general partnering conferences such as BIO.

FIELD means the prevention and treatment of HPV-related diseases (including but not limited to vulval, anal and cervical intraepithelial neoplasias and cervical cancer) in humans.

GROSS RECEIPTS             means the amount of any payment (excluding Value
                           Added Tax), and the value of any non-monetary receipt, obtained by, CRT or its Affiliate, in relation to the commercialisation or sub-licensing
                           (including the grant of any option over a sub-licence) of any Xenova Intellectual Property, including any of the following:

                           (a) up-front, milestone (whether at the stage of development, marketing or otherwise), success, bonus, maintenance and periodic (including annual) payments, royalty and minimum royalty payments, due under any sub-licence agreement;

                           (b) payments in respect of the funding of research or development activities related to any Licensed Product, to the extent that such payments exceed a fair market price for such research or development;

                           (c) where any sub-licence is to be granted under cross-licensing arrangements, the value of any third party licence obtained under such arrangements;

                           (d) any premium paid over the fair market value of shares, options or other securities in respect of any of the share capital of CRT or its Affiliate (such fair market value to be determined on the assumption that Xenova had not granted, nor agreed to grant, any rights to CRT in respect of any Xenova Intellectual Property);

                           (e) any loan, guarantee or other financial benefit made or given other than on normal market terms; and

                           (f) any shares, options or other securities obtained from a third party.

HPV                        means Human Papilloma Virus

KNOW-HOW                   means the Xenova Know-how and the Arising Know-how.

L2 PATENTS                 means the patents and patent applications described
                           in the attached Schedule 2 and, in the case of the patent applications, all patents arising therefrom and all progeny applications arising from PCT applications and patents arising therefrom and all patent applications (and patents granted thereon) which are related to those listed by the fact that they are based on the same specification and/or claim priority from the same fore-runner application and/or as filed contain substantially the same claims, together with any continuations, continuations in part, extensions, reissues, divisions, and any patents, supplementary protection certificates and similar rights that are based on or derive priority from the foregoing.

LICENSED PRODUCT           means any product for use in the Field, that is
                           manufactured, sold or otherwise supplied by CRT or its Affiliate or Sub-licensee and which (a) is within any Valid Claim of the Xenova Patents and/or
                           (b) incorporates, or its development makes use of, any of the Xenova Know-how or the Xenova Materials
                           (whether or not in combination with any third party technology).

MANCHESTER PHASE II        A Phase II study meeting the description set out in
STUDY                      Schedule 5.

NET RECEIPTS               means Gross Receipts less Direct Costs.

PARTIES means Xenova and CRT, and "Party" shall mean either of them.

PATENTS means any and all of the Xenova Patents and the Arising Patents.

QUARTER means each 3 month period ending on 31 March, 30 June, 30 September and 31 December.

SUB-LICENCE                has the meaning given in Clause 2.3.

SUB-LICENSEE               means any person with whom CRT has entered into a
                           Sub-licence, subject to the provisions of Clause 2.3.

TA-CIN means a recombinant protein vaccine that has been developed by Xenova that is a fusion protein comprising HPV 16 L2/E6/E7 proteins.

TERRITORY                  means the World.

TOBACCO PARTY              means any corporation, company, partnership or other
                           organisation or person with a material interest in or links to the tobacco industry (other than interests held by investment firms as part of a portfolio of investments).

VALID CLAIM                means a claim of a patent or patent application that
                           has not expired, been withdrawn, abandoned or surrendered or been refused, revoked or held invalid or unenforceable by a court or other governmental agency of competent jurisdiction in a final and non-appealable judgment.

XENOVA INTELLECTUAL        means any and all of the Xenova Patents, Xenova
PROPERTY                   Know-how and Xenova Materials.

XENOVA INTERNAL COSTS      means internal costs incurred or to be incurred by
                           Xenova in relation to the filling and lot release of CTM for the proposed Manchester Phase II Study up to a total aggregate sum of [_].

XENOVA KNOW-HOW            means technical information which is not publicly
                           known (including regulatory dossiers) in the possession of Xenova in the Field relating to (a)
                           TA-CIN and/or (b) the inventions claimed in the Xenova Patents, and being further described in the attached Schedule 3.

XENOVA MATERIALS           means physical materials (including cell banks and
                           CTM) in the possession of Xenova in the Field relating to (a) TA-CIN and/or (b) the inventions claimed in the Xenova Patents, and being further described in the attached Schedule 3.

XENOVA PATENTS             means the patents and patent applications described
                           in the attached Schedule 1 and, in the case of the patent applications, all patents arising therefrom and all progeny applications arising from PCT applications and patents arising therefrom and all patent applications (and patents granted thereon) which are related to those listed by the fact that they are based on the same specification and/or claim priority from the same fore-runner application and/or as filed contain substantially the same claims, together with any continuations, continuations in part, extensions, reissues, divisions, and any patents, supplementary protection certificates and similar rights that are based on or derive priority from the foregoing.

2.    GRANT OF RIGHTS

2.1 Licences to Xenova Intellectual Property. Xenova hereby grants to CRT, subject to the provisions of this Agreement:

(a) an exclusive licence in the Field under the Xenova Patents, with the right to sub- license, subject to clause 2.3 below, to develop, manufacture, have manufactured, use and sell Licensed Product in the Field in the Territory; and

(b) an exclusive licence in the Field to use the Xenova Know-how and the Xenova Materials, with the right to sub-license, subject to clause 2.3 below, to develop, manufacture, have manufactured, use and sell Licensed Product in the Field in the Territory.

2.2 Formal licences. If requested by CRT, and at CRT's administrative cost, the Parties shall execute such formal licences as may be necessary or appropriate for registration with Patent Offices and other relevant authorities in particular jurisdictions. In the event of any conflict in meaning between any such licence and the provisions of this Agreement, the provisions of this Agreement shall prevail. The Parties shall use reasonable endeavours to ensure that, to the extent permitted by relevant authorities, this Agreement shall not form part of any public record. To the extent that Xenova Research Limited retains any right, title or interest in the Xenova Patents it joins with Xenova in granting the rights referred to in Clause 2.1 and undertakes to execute the formal licences referred to in this Clause 2.2.

2.3 Sub-licensing. CRT shall be entitled to grant sub-licences (which for the purposes of this clause shall include any option or right to acquire a sub-licence) of its rights under this Agreement to any person (including without limitation any Affiliate of CRT) ("Sub- licences), provided that:

      (a) CRT shall (i) obtain Xenova's prior written consent (such consent not to be unreasonably withheld or delayed) to the execution of a term sheet, letter of intent or similar document ("Term Sheet") with the Sub-licensee, (ii) keep Xenova regularly informed of the progress of negotiations with each sub-licensee who has agreed a Term Sheet with CRT, and (iii) if it is proposed that the sub-licence agreement shall survive termination of this Agreement, obtain Xenova's prior written consent to the terms of the sub-licence agreement and to CRT's execution of the sub-licence agreement;

      (b) the Sub-licence shall include obligations on the Sub-licensee which are equivalent to the obligations on CRT under Clauses 3, 5.2, 6.6,
            9.3 and 10 of this Agreement, as well as obligations on the sub-licensee to use at least Diligent and Reasonable Sublicensee Efforts to develop and commercialise Licensed Products, and CRT shall ensure that the Sub-licence agreement provides that Xenova may, in its own right, enforce all such obligations against the Sub-licensee;

      (c) the Sub-licence shall include obligations on the Sub-licensee that all Licensed Products marketed by it are of satisfactory quality and comply with all applicable laws and regulations in each part of the Territory relevant to such Sub-licence.

      (d) the Sub-licence shall terminate automatically on the termination of this Agreement for any reason (unless Xenova has given consent under clause 2.3(a)(iii)); and

      (e) within 30 days of the grant of any Sub-licence CRT shall provide to Xenova a true copy of it.

2.4 Reservation of rights. For the avoidance of doubt, Xenova reserves the right to use Xenova Intellectual Property in the Field for the purposes of its own internal research only. It is understood and agreed that Xenova will be required under regulatory GCP to retain archive samples of Xenova Materials.

2.5 No other licence. It is acknowledged and agreed that except for the licence(s) expressly granted by the provisions of this clause 2, Xenova reserves all its rights. Without prejudice to the generality of the foregoing Xenova reserves all rights under the Xenova Intellectual Property outside the Field.

3     KNOW-HOW AND CONFIDENTIAL INFORMATION

3.1 Provision of Know-how. Within 30 days of the Commencement Date, Xenova shall supply CRT or its Sub-licensee (if any) with the Xenova Know-how. In addition, Xenova shall supply, in confidence, information in respect of the Xenova Intellectual Property, as available and to the extent Xenova is free to disclose it, to Sub-licensees or potential Sub-licensees of CRT as CRT shall reasonably request and as is required by such Sub-licensees or potential sub-licensees to decide whether to enter into or terminate any Sub-licence. The Xenova Know-how shall be subject to the confidentiality provisions of Clause 3.4. The method of such supply shall be as specified in the Schedule 3, but shall not require Xenova to undertake more than 5 man-days work in respect of the obligation under this Clause 3.1 to provide the Xenova Know-How to the University of Manchester and potential Sub-licensees and more than 5 man-days work in respect of the obligation under this Clause 3.1 to provide the Xenova Know-How to actual Sub-licensees (ie a total maximum of 10 man-days) free of charge, unless otherwise agreed in writing between the Parties

3.2 Status of Know-how and Materials. CRT acknowledges that the Xenova Know-how and Xenova Materials are at an early stage of development. Accordingly, specific results cannot be guaranteed and any results, materials, information or other items, including the Xenova Know-how and Xenova Materials and inventions claimed in the Xenova Patents provided under this Agreement are provided "as is" and without any express or implied warranties, representations or undertakings. As examples, but without limiting the foregoing, Xenova does not give any warranty that Xenova Materials are of merchantable or satisfactory quality, are fit for any particular purpose, comply with any sample or description, or are viable, uncontaminated, safe or non-toxic.

3.3 Use of Know-how. CRT undertakes that for a period of 10 years from the date of first commercial sale of Licensed Product in the Territory or for so long as any substantial part of the Xenova Know-how remains subject to the obligations of confidence of Clause 3.4, whichever is the shorter, it will not use the Xenova Know-how for any purpose except as expressly licensed hereby and in accordance with the provisions of this Agreement, including, but not limited to clause 8 hereof.

3.4   Confidentiality obligations. Each Party ("Receiving Party") undertakes:

      (a) save as permitted by this Agreement to maintain as secret and confidential Confidential Information obtained directly or indirectly from the other Party ("Disclosing Party") in the course of or in anticipation of this Agreement and to respect the Disclosing Party's rights therein,

      (b)   to use the same exclusively for the purposes of this Agreement, and

      (c) to disclose the same only to those of its employees, contractors, customers, potential customers, potential Sub-licensees and Sub-licensees pursuant to this Agreement (if any) to whom and to the extent that such disclosure is reasonably necessary for the purposes of this Agreement.

3.5 Exceptions to obligations. The provisions of Clause 3.4 shall not apply to Confidential Information which the Receiving Party can demonstrate by reasonable, written evidence:

      (a) was, prior to its receipt by the Receiving Party from the Disclosing Party, in the possession of the Receiving Party and at its free disposal;

      (b) is subsequently disclosed to the Receiving Party without any obligations of confidence by a third party who has not derived it directly or indirectly from the Disclosing Party;

      (c) is or becomes generally available to the public through no act or default of the Receiving Party or its agents, employees, Affiliates or sub-licencees; or

      (d)   in the case of Know-how, it has independently developed

3.6 Disclosure to court, etc. If the Receiving Party is required to disclose Confidential Information to the courts of any competent jurisdiction, or to any government regulatory agency or financial authority, such disclosure shall not be a breach of this clause 3, provided that the Receiving Party shall (i) inform the Disclosing Party as soon as is reasonably practicable, and (ii) at the Disclosing Party's request seek to persuade the court, agency or authority to have the information treated in a confidential manner, where this is possible under the court, agency or authority's procedures.

3.7 Disclosure to employees. The Receiving Party shall procure that all of its employees, contractors, consultants, advisers, customers, potential customers, potential sub-licensees and sub-licensees pursuant to this Agreement (if any) who have access to any of the Disclosing Party's Confidential Information to which Clause 3.4 applies, shall be made aware of and subject to these obligations and shall have entered into written undertakings of confidentiality at least as restrictive as Clauses 3.4 and which apply to the Disclosing Party's information.

4     MATERIALS

4.1 Supply of materials. Xenova shall supply the Xenova Materials or any of them, including CTM, to CRT (or CRT's nominee) in such quantities as CRT may reasonably request, within 30 days of such request. All such CTM supplied by Xenova under or in connection with this Agreement shall remain the absolute property of Xenova. For the avoidance of doubt, where Xenova Materials other than CTM to be supplied to University of Manchester are to be or are supplied to a nominee of CRT under this clause 4.1, such nominee need not enter into an agreement directly with Xenova to effect such transfer, but may be sub-licensed solely by CRT under the licence granted to CRT pursuant to clause 2.1(b) hereof. Any CTM supplied to Manchester shall be supplied on terms to be agreed between University of Manchester and Xenova. Xenova shall supply CRT with a copy of such terms for approval prior to signature.

5     DEVELOPMENT

5.1 Diligence. CRT shall use Diligent and Reasonable CRT Efforts (a) to secure third party Sub-licensee(s) (subject to Clause 2.3) who have the capability and resources to develop and commercially exploit Licensed Products throughout the Territory; and (b) to commercialise TA-CIN in accordance with the Development and Commercialisation Plan attached at
      Schedule 4. Without prejudice to the generality of the foregoing obligations, CRT shall use Diligent and Reasonable CRT Efforts to facilitate the grant of a licence or Sub-licence of the Xenova Intellectual Property to the University of Manchester to enable the University of Manchester to conduct the Manchester Phase II Study in accordance with the plan set out in Schedule 5 hereto.

5.2 Reporting. Without prejudice to the generality of CRT's obligations under clause 5.1, CRT shall:

      (a) provide the Development and Commercialisation Report at least every 6 months to Xenova, showing all past, current and projected activities taken or to be taken by CRT in respect of its obligations pursuant to clause 5.1. CRT shall use Diligent and Reasonable CRT Efforts to procure that its Sub-licensees produce an equivalent report at least every 6 months detailing their efforts and proposals to bring Licensed Product to market and maximise the sale of Licensed Product worldwide. Xenova's receipt or approval of any such report shall not be taken to waive or qualify CRT's obligations under Clause 5.1.

      (b) within 30 days of the due date of each such report, and otherwise from time to time (but not more frequently than once per month) at either Party's request, hold a conference call or face-to-face meeting with the other Party to discuss the contents of the Development and Commercialisation Report.

5.3 Referral to expert. If Xenova considers at any time during the period of this Agreement that CRT has without legitimate reason failed to comply with its obligations under Clause 5.1, Xenova shall give written notice of such opinion to CRT. If, on the expiry of 90 days from such written notice, Xenova considers that CRT is continuing not to comply Xenova shall be entitled to ask an independent expert(s) (the "Independent Expert") to consider whether CRT has complied with its obligations under Clause 5.1.

5.4 Appointment of expert. If required pursuant to clause 5.3, the Independent Expert shall be appointed in accordance with the provisions of Schedule 6 and his decision shall be final and binding on the Parties.

5.5 Decision by expert. If the Independent Expert determines that CRT has failed to comply with its obligations under Clause 5.1, Xenova shall be entitled, with not less than 3 months' written notice to terminate this Agreement and the licences granted to CRT under Clause 2. This right of termination, and the exercise of such right, shall not prejudice any other right or remedy that Xenova may have for breach of Clause 2.

5.6   Development costs.

      5.6.1 As between Xenova and CRT, CRT or its Sub-licensee(s) shall bear all future costs associated with the development and commercialisation of Licensed Product. The Parties recognise that Xenova has incurred and will be incurring The Xenova Internal Costs. CRT will pay Xenova's external costs associated with the filling, lot release and ongoing stability testing of the CTM required for the clinical trial to be undertaken by Manchester University, up to a maximum of [_] in 2004/5 in accordance with clause 6.1 (the "CRT
            Filling Cost"). It is anticipated that the invoice(s) for such costs will be issued by Xenova in March 2005. Direct Costs incurred by either Party will be reimbursed as a first charge against Gross Receipts in accordance with Clause 6.2.

      5.6.2 If requested by any Sub-licensee or potential Sub-licensee of CRT, Xenova may contract directly with such person to conduct work including training and technical support as part of its plans for developing and selling Licensed Products on terms to be negotiated between Xenova and such person.

6     PAYMENTS

6.1 CRT shall reimburse Xenova certain of its development costs in accordance with clause 5.6 and its patent prosecution costs in accordance with clause
      7.1 in each case within 30 days of receipt of an invoice from Xenova in respect of such costs.

6.2 Royalties. CRT shall pay to Xenova [_] of CRT's Net Receipts. CRT shall reimburse each Party's Direct Costs out of Gross Receipts, pro-rata according to the amount of Direct Costs that each Party has incurred and have not previously been reimbursed.

6.3 Payment dates. CRT shall furnish a statement together with payment of all sums due to Xenova under clause 6.2 within 30 days of the end of each Quarter including, in respect of each territory or region in which Licensed Product is sold or Gross Receipts obtained, the amount of sales income, and Gross Receipts (together, "Income") obtained (and, where and to the extent available, the quantity, description and value of each Licensed Product sold, on a country-by-country basis) and the amount and type of Direct Costs deducted expressed both in the local currency in which the Income was received and pounds sterling (if different) and showing the conversion rates used. Xenova shall then send an invoice to CRT in respect of the sums due pursuant to this clause 6.3. Notwithstanding the foregoing, during the period prior to first commercial sale of any Licensed Product, there shall be no obligation on CRT to provide such a statement where no Income has been received during the previous Quarter. Following first commercial sale of a Licensed Product, if no Income has been received during any Quarter, CRT shall provide a statement in accordance with the first sentence of this Clause 6.3, stating that no Income has been received.

6.4   Payment terms. All sums due under this Agreement:

      (a) are exclusive of Value Added Tax which where applicable will be paid by CRT to Xenova in addition;

      (b) shall be paid in pounds sterling and, in the case of Income received by CRT in a currency other than pounds sterling, the Income shall be calculated in the other currency and then converted into equivalent pounds sterling at the conversion rate charged by CRT's bankers for the conversion of such other currency into pounds sterling as quoted by the Financial Times on the last business day of the quarterly period with respect to which the payment is made;

      (c) shall be made without deduction of income tax or other taxes charges or duties that may be imposed, except insofar as CRT is required to deduct the same to comply with applicable laws. The Parties shall cooperate and take all steps reasonably and lawfully available to them to avoid deducting such taxes and to obtain double taxation relief. If CRT is required to make any such deduction it shall provide Xenova with such certificates or other documents as it can reasonably obtain to enable Xenova to obtain appropriate relief from double taxation of the payment in question; and

      (d) shall be made on or by the due date, failing which Xenova may charge interest on

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


            any outstanding amount on a daily basis at a rate equivalent to the annual rate of 3% above the Barclays Bank plc base lending rate then in force.

6.5 Exchange controls, etc. If at any time during the continuation of this Agreement CRT is prohibited from making any of the payments required hereunder by a governmental authority in any country then CRT will within the period prescribed in this agreement for making the said payments use its best endeavours to secure from the proper authority in the relevant country permission to make the said payments and will make them within 7 days of receiving such permission. If such permission is not received within 30 (thirty) days of CRT making a request for such permission then, at the option of Xenova, CRT shall deposit the royalty payments due in the currency of the relevant country either in a bank account designated by Xenova within such country or such royalty payments shall be made to an associated company of Xenova designated by Xenova and having offices in the relevant country designated by Xenova.

6.6   Records

      6.6.1 For a period of 5 years after each payment is made, CRT shall keep, accessible at its normal place of business detailed and up to date records and accounts containing all data necessary for the calculation of Gross Receipts and Net Receipts and the sums due and payable hereunder.

      6.6.2 CRT shall make such records and accounts available, on reasonable notice, for inspection during business hours by an independent chartered accountant nominated by Xenova for the purpose of verifying the accuracy of any statement or report given by CRT to Xenova under clause 6.3. The accountant shall be required to keep confidential all information learnt during any such inspection, and to disclose to Xenova only such details as may be necessary to report on the accuracy of CRT's statement or report. Xenova shall be responsible for the accountant's charges unless the accountant certifies that there has been an underpayment of more than 5% (five percent) in any payment, in which case CRT shall pay his charges in respect of that inspection.

      6.6.3 CRT shall ensure that Xenova has similar rights to inspect records and accounts in respect of any Sub-licensee of CRT that is granted a Sub-licence under Xenova Intellectual Property pursuant to this Agreement as those set out in this Clause 6.6.

7.    INTELLECTUAL PROPERTY

7.1 Obtain and maintain the Xenova Patents. Xenova shall, at the cost and expense of CRT and in consultation with CRT, taking into consideration any representations or recommendations made by CRT:

      (a) diligently seek to obtain valid patents in the name of Xenova pursuant to each of the patent applications listed in Schedule 1; and

      (b) pay all renewal fees in respect of the Xenova Patents as and when due;

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


            provided that if CRT wishes to abandon any such application or not to maintain any such Xenova Patent (or to cease funding such application or Xenova Patent) it shall give 1 (one) month's prior written notice to Xenova and on the expiry of such notice period CRT shall cease to be licensed under the patent application or patent identified in the notice.

7.2 Xenova shall keep the CRT informed as to the prosecution status of the Xenova Patents. Xenova shall copy CRT into correspondence regarding the Xenova Patents sent to its patent agents and Xenova shall instruct its patent agent to copy CRT into correspondence sent by the patent agent in which case Xenova shall be deemed to have complied with this Clause 7.2.

7.3   Infringement of the Patents

      7.3.1 Each Party shall inform the other Party promptly if it becomes aware of any infringement or potential infringement of any of the Patents in the Field, and the Parties shall consult with each other to decide the best way to respond to such infringement.

      7.3.2 If the Parties fail to agree on a joint programme of action, including how the costs of any such action are to be borne and how any damages or other sums received from such action are to be distributed, then either CRT or Xenova shall be entitled to take action against the third party and either CRT or Xenova shall be entitled to request the other join in such proceedings at the requesting party's sole expense and CRT shall be entitled to all damages or other sums received from such action, after reimbursing Xenova for any reasonable expenses incurred in assisting it in such action, and subject to paying Xenova revenue share based on the amount of such damages or sums as if it were a Gross Receipt, in accordance with clause 6.2. For the purposes of calculating Net Receipt in such case, CRT shall be entitled to deduct any expense incurred by it as a result of Xenova taking such action to the extent such expenses have not been recovered from the other litigant in the action. If the alleged infringement is both within and outside the Field, the Parties shall also co-operate with Xenova's other licensees (if any) in relation to any such action and shall divide the costs of such action among CRT and Xenova's other licensees who participate in such action on a basis to be agreed.

7.4   Infringement of third party rights

      7.4.1 If any warning letter or other notice of infringement is received by a Party, or legal suit or other action is brought against a Party, alleging infringement of third party rights in the manufacture, use or sale of any Licensed Product or use of any Xenova Patents, that Party shall promptly provide full details to the other Party, and the Parties shall discuss the best way to respond.

      7.4.2 Xenova shall have the right but not the obligation to defend such suit and shall have the right to settle with such third party, provided that if any action or proposed settlement involves the making of any statement, express or implied, concerning the validity of any Patent, the consent of CRT must be obtained before taking such action or making such settlement, such consent not to be unreasonably withheld or delayed.

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


7.5 Third party intellectual property. For the avoidance of doubt as between Xenova and CRT, CRT shall be solely responsible for obtaining and paying for any additional licences and other rights that may be required to enable CRT, its Affiliates or Sub-licensees to commercialise Licensed Product in the Territory.

8     PUBLICATIONS

8.1 CRT shall, and shall procure that its Sub-licensees shall undertake to, and shall use reasonable endeavours to procure that its Sub-licensees shall, send any proposals for publication of scientific papers containing, or other dissemination of, Xenova Know-How or other Confidential Information belonging to Xenova to the Commercial Director of Xenova, for review 30 days prior to submission for publication or other dissemination.

8.2 Xenova shall have the right to remove Xenova Know-How or other Confidential Information belonging to Xenova from such publication or dissemination within 30 days of receipt of the proposed publication or other dissemination, and/or to require that the publication or other dissemination be delayed for up to 60 days to allow patent applications to be filed.

8.3 In the event that Xenova does not propose an amended publication/dissemination or require the publication to be delayed pursuant to clause 8.2 with 30 days of receipt, CRT or its Sub-licensee as the case may be shall be entitled to submit the publication or make the dissemination 30 days after its receipt by Xenova in accordance with clause 8.1.

8.4 Notwithstanding clause 8.1, 8.2 and 8.3 and the confidentiality obligations assumed by the Parties hereunder, the Parties acknowledge the importance of publications to academic standing. In the light of this, the Parties shall use all reasonable efforts to facilitate early publication of any results relating to research involving the Xenova Intellectual Property

9     WARRANTIES AND LIABILITY

9.1 Warranties by Xenova. Xenova and Xenova Research Limited warrant as follows:

      (a) Xenova Research Limited warrants that it is the registered proprietor of the Xenova Patents;

      (b) Xenova warrants that it is the beneficial owner of the Xenova Patents; and

      (c) Each of Xenova and Xenova Research Limited warrants that it has not done, and will not do nor agree to do during the continuation of this Agreement, any of the following things if to do so would be inconsistent with the exercise by CRT of the rights granted to it under this Agreement, namely:

            (i) grant or agree to grant any rights, including licences, in the Xenova Intellectual Property or any part of it in the Field; or

            (ii) assign, mortgage, charge or otherwise transfer any of the Xenova Patents in the Field; and

      (d) each of Xenova and Xenova Research Limited warrants that it is not aware (but without having carried out any searches or investigations) that any third party owns or claims any rights in the Xenova Patents.

9.2   No other warranties

      9.2.1 Each of CRT and Xenova and Xenova Research Limited acknowledges that, in entering into this Agreement, it does not do so in reliance on any representation, warranty or other provision except as expressly provided in this Agreement, and any conditions, warranties or other terms implied by statute or common law are excluded from this Agreement to the fullest extent permitted by law.

      9.2.2 Without limiting the scope of Clause 9.2.1, neither Xenova nor Xenova Research Limited gives any warranty, representation or undertaking: -

            (a) as to the efficacy or usefulness of any of the Xenova Intellectual Property; or

            (b) that any of the Xenova Patents is or will be valid or subsisting or (in the case of an application) will proceed to grant; or

            (c) that the use of any of the Xenova Intellectual Property, the manufacture, sale or use of the Licensed Product or the exercise of any of the rights granted under this Agreement will not infringe any other intellectual property or other rights of any other person; or

            (d) that the Xenova Know-how or the Xenova Materials or any other information or materials communicated or provided by Xenova or Xenova Research Limited to CRT under or in connection with this Agreement will produce Licensed Product of satisfactory quality or fit for the purpose for which CRT intended; or

            (e) as imposing any obligation on Xenova or Xenova Research Limited to bring or prosecute actions or proceedings against third parties for infringement or to defend any action or proceedings for revocation of any of the Xenova Patents; or

            (f) as imposing any liability on Xenova or Xenova Research Limited in the event that any third party supplies Licensed Product to customers located in the Territory.

9.3 Indemnity and insurance. In the case of activities conducted under this Agreement by CRT or its Affiliates, CRT shall, and in the case of all other activities CRT shall procure that its Sub-licensees or sub-contractors, as applicable, shall undertake to, indemnify and hold harmless Xenova and its Affiliates and their respective officers, employees, consultants, agents and representatives (the "Indemnitees") against all third party Claims which may be asserted against or suffered by any of the Indemnitees and which relate to:

      (a) the use of any inventions claimed in the Xenova Patents, or the use of any Xenova Know-how, Xenova Materials or other items supplied by or on behalf of Xenova under or in anticipation of this Agreement ("Supplied Items"), or

      (b) the manufacture, distribution, sale, supply or use of any Licensed Product or any other products or services which incorporate any Supplied Items,

      by or on behalf of CRT, its Affiliates or Sub-licensees, or subsequently by any third party, including without limitation claims based on product liability laws. For the purpose of this clause, "Claims" shall mean all demands, claims and liability (whether criminal or civil, in contract, tort or otherwise) for losses, damages, legal costs and other expenses of any nature whatsoever and all costs and expenses (including without limitation legal costs) incurred in connection therewith. CRT shall ensure that it does not grant any right to any person, nor enter into an agreement with any person, under which such person will conduct any clinical trial with respect to Licensed Products unless such person has obtained clinical trials insurance on terms at least as protective of patients' interests as the terms recommended by the ABPI in respect of such trial.

9.4 Liability. Subject to clause 9.3, but notwithstanding any other provision of this Agreement, no Party shall be liable to any other Party to this Agreement in contract, tort, negligence, breach of statutory duty or otherwise for any loss, damage, costs or expenses of any nature whatsoever incurred or suffered by that other party or its Affiliates of an indirect or consequential nature including without limitation any economic loss or other loss of turnover, profits, business or goodwill.

9.5 Xenova Materials. Without prejudice to the provisions of clauses 9.1 to 9.4, for as long as Xenova retains possession of any Xenova Materials that are to be provided to CRT under this Agreement, CRT agrees that Xenova shall have no liability for any loss or damage that may occur to such Xenova Materials, except where such loss or damage is caused by Xenova's negligence.

10.   DURATION AND TERMINATION

10.1 Commencement and Termination by Expiry. This Agreement, and the licences granted hereunder, shall come into effect on the Commencement Date and, unless terminated earlier in accordance with this Clause 10, shall continue in force on a country by country basis until the later of:

      (a) The date on which the last of the Xenova Patents have expired or been revoked without a right of further appeal, and

      (b) The tenth anniversary of the first commercial sale of Licensed Product in that country;

      and on such date this Agreement and the licences granted hereunder shall terminate automatically by expiry.

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


10.2  Early termination

      10.2.1 CRT may terminate this Agreement at any time on [_] notice in writing to Xenova.

      10.2.2 Without prejudice to any other right or remedy, either Party may terminate this Agreement at any time by notice in writing to the other Party ("Other Party"), such notice to take effect as specified in the notice:

      (a) if the Other Party is in material breach of this Agreement (which in the case of CRT includes any Sub-licensee of CRT being material breach of those terms of its Sub-licence which are enforceable by Xenova pursuant to clause 2.3 (b) hereof, but only if, at the time this clause is invoked, the L2 Patents have expired or been revoked)and, in the case of a breach capable of remedy within [_], the breach is not remedied within [_] of the Other Party receiving notice specifying the breach and requiring its remedy; or


      (b) if the Other Party (which in the case of CRT includes any Sub-licensee of CRT, but only if, at the time this clause is invoked, the L2 Patents have expired or been revoked) becomes insolvent, or if an order is made or a resolution is passed for the winding up of the Other Party (other than voluntarily for the purpose of solvent amalgamation or reconstruction), or if an administrator, administrative receiver or receiver is appointed in respect of the whole or any part of the Other Party's assets or business, or if the Other Party makes any composition with its creditors or takes or suffers any similar or analogous action in consequence of debt.

      10.2.3 Xenova may forthwith terminate this Agreement by giving written notice to CRT if:

            (a) CRT or its Affiliate or Sub-licensee commences legal proceedings, or assists any third party to commence legal proceedings, to challenge the validity of any of the Xenova Patents; or

            (b) There is any change in the Control of CRT or Cancer Research UK; or

            (c) CRT fails to enter into a Commercialisation Agreement by 31 December 2007.

      10.2.4 Xenova may terminate this Agreement in accordance with clause 5.5

10.3  Consequences of termination

      10.3.1 Upon termination of this Agreement for any reason otherwise than in accordance with Clause 10.1:

            (a) If termination occurs after the first commercial sale of Licensed Product, CRT and its Sub-licensees shall be entitled to sell, use or otherwise dispose of (subject to payment of royalties under clause 6.2) any unsold or unused stocks of the Licensed Product for a period of 6 months following the date of termination; and if termination occurs prior to the first commercial sale of Licensed Product, CRT shall forthwith return and provide to Xenova, free of charge, all Xenova Materials and Xenova Know-how and all clinical and other data and reports relating to the development of Licensed Product(s);

            (b) subject to paragraph (a) above, CRT and its Sub-licensees shall no longer be licensed to use or otherwise exploit in any way, either directly or indirectly, any of the Xenova Intellectual Property;

            (c) subject to paragraph (a) above, CRT and its Sub-licensees shall consent to the cancellation of any formal licence granted to it, or of any registration of it in any register, in relation to any of the Xenova Patents;

            (d) to the extent possible, CRT shall seek to have any product licences, pricing approvals and other permits and applications transferred into the name of Xenova or its nominee, but this paragraph (d) shall not apply in the event of termination of this Agreement by CRT under Clause 10.2.2;

            (e)   the provisions of clauses 1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.7,6.6,
                  8, 9,10.3, 11.7, 11.8 and 11.9 and 11.13 shall continue in force; and

            (f) save as provided in this Clause 10, and except in respect of any accrued rights, neither party shall be under any further obligation to the other.

            (g) CRT shall grant Xenova a licence to the L2 Patents and, to the extent CRT is free to licence such rights, CRT shall grant Xenova a licence to the Arising Intellectual Property on commercially reasonable terms to be agreed, and for a period of 90 days following such termination CRT shall not grant such rights to any other person. If CRT and Xenova cannot agree such terms within such 90 day period, either Party may refer the terms to be settled by an independent expert in accordance with the provisions of Schedule 6, in which case CRT shall, at Xenova's request, grant such rights on the terms settled by the expert. However, this paragraph (g) shall not apply in the event of termination of this Agreement by CRT under Clause 10.2.2

     10.3.2 Upon termination of this Agreement for any reason otherwise than in accordance with Clause 10.1 or 10.2.1 or 10.2.3(a) and provided that Xenova has not terminated under Clause 10.2.2 as a result of breach, insolvency or other default of the Sub-licensee, Xenova shall enter into a direct licence with any Sub-licensee whose Sub-licence has terminated as a result of the termination of this Agreement on materially identical terms to that Sub-licensee's Sub-licence with CRT, provided that Xenova approved those terms in writing under Clause 2.3(a)(iii).

11    GENERAL

11.1 Force majeure. Neither Party shall have any liability or be deemed to be in breach of this

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


      Agreement for any delays or failures in performance of this Agreement which result from circumstances beyond the reasonable control of that Party, including without limitation labour disputes involving that Party. The Party affected by such circumstances shall promptly notify the other Party in writing when such circumstances cause a delay or failure in performance and when they cease to do so.

11.2 Amendment. This Agreement may only be amended in writing signed by duly authorised representatives of Xenova and CRT.

11.3  Assignment and third party rights.

     11.3.1 Subject to clause 11.3.2 below, neither Party shall assign, mortgage, charge or otherwise transfer any rights or obligations under this Agreement, nor any of the Xenova Patents or rights under the Xenova Patents, without the prior written consent of the other Party.

     11.3.2 Either Party may assign all its rights and obligations under this Agreement together with its rights in the Xenova Patent to any company to which it transfers all or substantially all of its assets or business in the Field, provided that the assignee undertakes to the other Party to be bound by and perform the obligations of the assignor under this Agreement and provided, in the case of assignment by Xenova, such assignee is not a Tobacco Party.

11.4 Waiver. No failure or delay on the part of either Party to exercise any right or remedy under this Agreement shall be construed or operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy.

11.5 Invalid clauses. If any provision or part of this Agreement is held to be invalid in any jurisdiction, amendments to this Agreement in respect of its application to that jurisdiction may be made by the addition or deletion of wording as appropriate to remove the invalid part or provision but other wise retain the provision and the other provisions of this Agreement to the maximum extent permissible under that jurisdiction's applicable law.

11.6 No Agency. Neither Party shall act or describe itself as the agent of the other, nor shall it make or represent that it has authority to make any commitments on the other's behalf.

11.7  Interpretation. In this Agreement:

      (a) the headings are used for convenience only and shall not affect its interpretation;

      (b) references to persons shall include incorporated and unincorporated persons; references to the singular include the plural and vice versa; and references to the masculine include the feminine;

      (c) references to Clauses and Schedules mean clauses of, and schedules to, this Agreement;

      (d) references to Xenova or CRT shall include their permitted successors and permitted assignees;

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


      (e) where the word "including" is used, it shall be understood as meaning "including without limitation"; and

      (f) references to the grant of "exclusive" rights shall mean that the person granting the rights shall neither grant the same rights (in the same Field and Territory) to any other person, nor exercise those rights directly to the extent that and for as long as the Licensed Product are within Valid Claims of unexpired Xenova Patents or, to the extent that the Licensed Product is protected by Know-how that has not become known to the public, for a period of 10 years from the first commercial sale of Licensed Product in that part of the Territory.

11.8  Notices

     11.8.1 Any notice to be given under this Agreement shall be in writing and shall be sent by first class mail or air mail, or by fax (confirmed by first class mail or air mail) to the address of the relevant Party set out at the head of this Agreement, or to the relevant fax number set out below, or such other address or fax number as that Party may from time to time notify to the other Party in accordance with this Clause 11.8. The fax numbers of the Parties are as follows:

            Xenova-01753 706 615
            CRT-0207 269 3641.

     11.8.2 Notices sent as above shall be deemed to have been received three working days after the day of posting (in the case of inland first class mail), or seven working days after the date of posting (in the case of air mail), or on the next working day after transmission (in the case of fax messages, but only if a transmission report is generated by the sender's fax machine recording a message from the recipient's fax machine, confirming that the fax was sent to the number indicated above and confirming that all pages were successfully transmitted).

11.9 Law and Jurisdiction. The validity, construction and performance of this Agreement shall be governed by English law and shall be subject to the exclusive jurisdiction of the English courts to which the parties hereby submit, except that a Party may seek an interim injunction in any court of competent jurisdiction.

11.10 Further action. Each Party agrees to execute, acknowledge and deliver such further instruments, and do all further similar acts, as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

11.11 Announcements. Neither Party shall make any press or other public announcement concerning any aspect of this Agreement, or make any use of the name of the other Party in connection with or in consequence of this Agreement, without the prior written consent of the other Party, except as may be required by law or by the rules of any stock exchange on which either Party is listed. The Parties shall agree a form of press release for issue on signature of this Agreement.

11.12 Entire agreement. This Agreement, including its Schedules, sets out the entire agreement

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

      between the Parties relating to its subject matter and supersedes all prior oral or written agreements, arrangements or understandings between them relating to such subject matter. The Parties acknowledge that they are not relying on any representation, agreement, term or condition that is not set out in this Agreement. Nothing in this Agreement excludes liability for fraud.

11.13 Third party rights. Each of the persons identified in Clause 9.3 may in his own right enforce the provisions of those respective Clauses. Except as provided in the previous sentence of this Clause 11.13, this Agreement is not made for the benefit of, nor shall any of its provisions be enforceable by, any person other than the parties to this Agreement and their respective successors and permitted assignees. The Parties may agree to terminate, amend, extend or otherwise vary the provisions of this Agreement without the consent of any third party.



AGREED by the Parties through their authorised signatories:

       For and on behalf of                   For and on behalf of
       XENOVA LIMITED                         CANCER RESEARCH TECHNOLOGY LIMITED

       /s/ David A. Oxlade                    /s/ K S Blundy
       __________________________________     __________________________________
       David A. Oxlade                        K S Blundy
       CEO                                    COO
       10 January 2005                        7 January 2005



       For and on behalf of
       XENOVA RESEARCH LIMITED

       /s/ Daniel Abrams
       __________________________________
       Daniel Abrams
       Finance Director
       10 January 2005

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